                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 8

                                   ----------

                             ASM INTERNATIONAL N.V.
                                (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE EURO 0.4 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    N07045102
                                 (CUSIP NUMBER)

                        FURSA ALTERNATIVE STRATEGIES LLC
                           200 PARK AVENUE, 54TH FLOOR
                             NEW YORK, NY 10166-3399
                                 (212) 922-8200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 15, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N07045102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Fursa Alternative Strategies LLC
     I.R.S. No.: 13-4050836
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]   (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
     4,472,033
--------------------------------------------------------------------------------
8    SHARED VOTING POWER
     0
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
     4,472,033
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     4,472,033
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see Instructions)
     IA
--------------------------------------------------------------------------------

INTRODUCTION:

     Mellon HBV Alternative Strategies LLC is filing this Amendment No. 8 to
Schedule 13D to disclose (i) that, pursuant to the sale of Mellon HBV Alternative Strategies to Mickey Harley, its chief executive officer, the name of Mellon HBV Alternative Strategies has changed to Fursa Alternative Strategies LLC (the "Reporting Person") and (ii) recent transactions of the Reporting Person in Issuer's securities. The Reporting Person retains the right, for itself and for affiliated investment funds and separately managed accounts over which it exercises discretionary authority, to continue to acquire or dispose of securities of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

(a)  Fursa Alternative Strategies LLC

(b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, 54th Floor, New York, NY 10166-3399.

(c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.

(d,e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been
     (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is organized under the laws of Delaware.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(a) As of December 15, 2006, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 4,112,333 shares of the Issuer's Common Stock and options to purchase an additional 359,700 shares of the Issuer's Common Stock (collectively, the "Shares"), representing approximately 8.3% of the outstanding Common Stock (based on 53,489,824 shares outstanding as of October 10, 2006, as reported by the Issuer in its Proxy

     Statement dated October 18, 2006 for the Extraordinary General Meeting of November 27, 2006).

(c) The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected during the period since the Reporting Person's most recent filing on Schedule 13D, dated October 30, 2006, relating to the Issuer.

TRADE DATE   ACTION   QUANTITY    PRICE    CURRENCY
----------   ------   --------   -------   --------
11/6/2006     Sell     13,500    14.9961     EURO
11/8/2006     Sell      7,000      15.29     EURO
11/9/2006     Sell      3,000       15.7     EURO
11/13/2006    Sell      9,830    16.0356     EURO
11/16/2006    Sell      7,000    16.4729     EURO
12/5/2006     Buy      25,000      15.58     EURO
12/5/2006     Buy      11,100     15.635     EURO
12/6/2006     Buy      35,000    15.7931     EURO
12/7/2006     Buy      45,200    15.9593     EURO
12/8/2006     Buy      57,738    15.9644     EURO
12/11/2006    Buy      10,000      15.97     EURO
12/12/2006    Buy      30,000    15.9292     EURO
12/13/2006    Buy      24,489    15.9419     EURO

As of Friday, December 15, 2006, the conversion rate is 1EUR = 1.3083 US Dollars. (Source: WALL STREET JOURNAL)

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2006

Fursa Alternative Strategies LLC,
a Delaware Limited Liability Company

By: /s/ William F. Harley
    ---------------------------------
Name: William F. Harley III
Title: Chief Investment Officer